Exhibit 99.1

AIFU Announces $31.6 Million Non-Brokered Private Placement

GUANGZHOU, China, July 7, 2025 (GLOBE NEWSWIRE) -- AIFU Inc. (Nasdaq: AIFU) (the “Company” or “AIFU”), a leading AI-driven independent financial services platform in China, today announced that it has entered into a definitive share purchase agreement (the “Agreement”) with certain investors, pursuant to which the investors have agreed to subscribe for, and the Company has agreed to issue and sell to the investors, (i) an aggregate of 10,000,000 Class A ordinary shares, par value US$0.4 per share, of the Company, at a price of $3.156 per share (the “Per Share Purchase Price”) (the “Share Issuance”), and (ii) a warrant to purchase up to 20,000,000 additional Class A ordinary shares of the Company. 50% of the warrant will be exercisable at 200% of the Per Share Purchase Price, with the remaining 50% exercisable at 250%. The transaction is expected to generate approximately $31.6 million in gross proceeds from the Share Issuance.

Upon closing of the Share Issuance, the Company will have a total of 15,870,271 ordinary shares outstanding, consisting of 13,370,271 Class A ordinary shares and 2,500,000 Class B ordinary shares. Assuming no exercise of the warrant, the two largest investors in this transaction are expected to hold approximately 24.6% and 19.5% of the Company’s total outstanding shares, respectively, representing 1.5% and 1.2% of the total voting power, respectively.

The Share Issuance is expected to close by the end of July 2025, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds to support the execution of its business plans as determined by its board of directors, for general working capital, and for other general corporate purposes.

The Class A ordinary shares are being issued and sold in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), which have not been registered under the Securities Act or applicable state securities laws and may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About AIFU Inc.

Founded in 1998, AIFU Inc. (“AIFU”, or the “Company”, formerly known as AIX Inc.) is a leading AI-driven independent financial services platform in China. Through strategic partnerships and deep integration across the value chain, AIFU has created a comprehensive ecosystem that connects various financial institutions, service providers, agents, and independent insurance intermediaries.

Building on this ecosystem, the company delivers comprehensive support and tailored solutions for individual agents and insurance intermediary organizations. By harnessing the power of AI, the Company enables precise matching of customer needs, enhances business development efficiency, and offers personalized, full-lifecycle insurance protection and value-added services.

Furthermore, through its proprietary AI, big data analytics, and robotic automation platforms, the Company offers a full spectrum of services including automated underwriting, claims processing, risk management, intelligent customer engagement, smart marketing and client education, as well as compliance and security solutions. These advanced capabilities substantially improve intermediaries’ operational efficiency, empower partners to expand market presence, and enable more seamless personalized experiences for end customers.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will”, “expects”, “believes”, “anticipates”, “intends”, “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about AIFU Inc. and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control including macroeconomic conditions in China. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and AIFU Inc. undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although AIFU Inc. believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by AIFU Inc. is included in AIFU Inc.’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

AIFU Inc.

Investor Relations

Tel: +86 (20) 8388-3191

Email: ir@aifugroup.com